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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT _________)*

                          Acacia Research Corporation
                          ---------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                 003881 10 9
                         -----------------------------
                                 (CUSIP Number)

                                 H. Lee Browne
                      Soundview Technologies Incorporated
                              Two Soundview Drive
                              Greenwich, CT  06830
                                (203) 661-3303
                        ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 6, 1997
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 7 Pages
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                                  SCHEDULE 13D

Cusip No. 003881 10 9

1  Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (entities only)

H. Lee Browne
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2 Check the Appropriate Box if a Member of a Group (See
  Instructions)                                           (a) [   ]
                                                          (b) [   ]
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3 SEC Use Only


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4 Source of Funds (See Instructions)

OO
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                          [  ]

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6 Citizenship or Place of Organization

United States
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Number of        (7)  Sole Voting Power          210,000 shares of
Shares                                           common stock
Bene-
ficially         (8)  Shared Voting Power        Not applicable
Owned by
Each             (9)  Sole Dispositive Power     210,000 shares of
Reporting                                        common stock
Person
With            (10)  Shared Dispositive Power   Not applicable

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11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

210,000 shares of common stock
-------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes Certain
   Shares (See Instructions)                                  [   ]

                                                               Page 2 of 7 Pages
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13 Percent of Class Represented by Amount in Row (11)

   7.4%
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14 Type of Reporting Person (See Instructions)

IN

                                                               Page 3 of 7 Pages
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Item 1.  Security and Issuer.

     This Schedule 13D report relates to the common stock, with no par value per share (the "Shares"), of Acacia Research Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12 South Raymond Avenue, Pasadena, California 91105.


Item 2.  Identity and Background.

     This statement is filed by H. Lee Browne. Mr. Browne's business address is c/o Soundview Technologies Incorporated ("Soundview"), Two Soundview Drive, Greenwich, Connecticut 06830.

     The present principal employment of Mr. Browne is as an independent business developer.

     During the last five years, Mr. Browne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Browne being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Browne is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.

     Pursuant to a Common Stock Purchase Agreement, dated as of July 6, 1997, by and among the Issuer, David H. Schmidt and Mr. Brown (the "Purchase Agreement"), Mr. Browne acquired 200,000 Shares on July 6, 1997, in exchange for the sale by Mr. Browne of 1,312,500 shares of common stock of Soundview (the "Soundview Shares") to the Issuer. In addition to the 200,000 Shares, Mr. Browne also received from the Issuer as payment for the Soundview Shares $250,000 in cash and a non-recourse promissory note in the amount of $450,000.

Item 4.    Purpose of Transaction.

     Mr. Browne acquired the 200,000 Shares for investment purposes. Depending on market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors, Mr. Browne may dispose of or acquire additional Shares in the open market. In accordance with the terms of

                                                               Page 4 of 7 Pages
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the Purchase Agreement, the Issuer filed a Form S-3 Registration Statement
(the "Registration Statement") with the Securities and Exchange Commission, which Registration Statement became effective on August 26, 1997, relating to the re-sale by Messrs. Browne and Schmidt of an aggregate of 400,000 Shares.
The Purchase Agreement also provides to each of Messrs. Browne and Schmidt certain "piggy-back" registration rights (to be set forth in a separate agreement presently under negotiation) in the event that any sale or distribution of the Shares by Messrs. Browne and Schmidt pursuant to the Registration Statement is restricted due to the commencement of an underwritten public distribution of Shares under a separate registration statement. Except as set forth above, Mr. Browne does not have any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

                                                               Page 5 of 7 Pages
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Item 5.    Interest in Securities of the Issuer.

(a) The aggregate number of Shares beneficially owned by Mr. Browne is 210,000, or 7.4% of the number of Shares outstanding (based on there being 2,849,872 Shares outstanding as of September 3, 1997).

(b) Mr. Browne has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 210,000 Shares beneficially owned by him. No one has shared power to vote or to direct the vote or to dispose or to direct the disposition of such Shares.

(c) Since July 6, 1997, Mr. Browne has not effected any transaction in the Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by Mr. Browne.

(e)        Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

     Other than the Purchase Agreement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between Mr. Browne and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Common Stock Purchase Agreement, dated as of July 6, 1997, among
               Acacia Research Corporation, H. Lee Browne and David H.
               Schmidt(1).



_________________________
(1) Incorporated by reference to Exhibit 2.1 of Acacia Research Corporation's Current Report on Form 8-K filed on July 21, 1997.


                           [Signature Page to Follow]

                                                               Page 6 of 7 Pages
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Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 1997

                                /s/ H. Lee Browne
                                -------------------------------
                                H. Lee Browne

                                                               Page 7 of 7 Pages